Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES COMPLETION OF $50 MILLION STOCK REPURCHASE PROGRAM

HOUSTON, TX, June 21, 2007 - Stage Stores, Inc. (NYSE: SSI) today announced the completion of its previously announced $50 million Stock Repurchase Program that was approved by its Board of Directors on January 5, 2007. The Company noted that it will continue to repurchase shares of its common stock utilizing proceeds received from the exercise of employee stock options, of which approximately $9.2 million is currently available. Since the inception of its stock repurchase plans in 2002, the Company has spent a cumulative total of $218.0 million on stock repurchases, and has repurchased approximately 13.3 million shares.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 667 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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